Mail Stop 3561

August 1, 2007

Mr. Stephen V. Coffey
Chief Executive Officer
Diedrich Coffee, Inc.
28 Executive Park, Suite 200
Irvine, CA 92614

> **Re: Diedrich Coffee, Inc.**
> **Form 10-K for the Fiscal Year Ended June 28, 2006**
> **Filed September 26, 2006**
> **File No. 0-21203**

Dear Mr. Coffey:

        We have reviewed your response letter filed on July 11, 2007 to our comment
letter dated June 5, 2007 and have the following comments. Please provide a written
response to our comments. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

Form 10-K for the Fiscal Year Ended June 28, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Liquidity and Capital Resources, page 30

1. We have reviewed your response to prior comment 3 in our letter dated June 5,
    2007, noting that your revised disclosures do not provide adequate informative
    analysis of your cash flows. As previously requested, please provide a more
    informative analysis and discussion of cash flows from operating activities,
    including changes in working capital components, for each period presented.
    For example, we note that the decline in operating cash flows from fiscal 2005 to
    2006 is partially attributable to changes in accounts receivable, notes receivable,
    accounts payable, and accrued compensation. Please provide analysis explaining
    the underlying reasons for the fluctuations in these and any other material
    contributing accounts. Please ensure that your revised discussion and analysis of

cash flows is not merely a recitation of changes evident from the financial statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies and Practices

Accounts Receivable, page F-10

2. We have reviewed your response to prior comment 6 in our letter dated June 5, 2007. Please confirm that you will disclose the circumstances surrounding significant changes in your allowance for doubtful accounts between periods, including material write-offs and the establishment of material reserves. Please also provide us with the following information regarding your accounts receivable balances:

   - Tell us your method of recording rent guarantee payments and the subsequent recoveries of those payments from franchisees. Please provide illustrative journal entries and indicate the statement of operations line items in which these amounts are included; and

   - We note that your response only discusses $831,000 of the $1,248,000 reserve on your franchise and other third party rent receivable. As the remaining $417,000 allowance represents approximately 24% of the gross receivable balance, please tell us why the remaining reserve represents such a substantial portion of the gross balance.

Goodwill, page F-12

3. We have reviewed your response to prior comment 7 in our letter dated June 5, 2007, noting that you used an EBITDA multiple of 5.0X in calculating the fair value of your wholesale operating segment. Since it appears that use of a 4.0X multiple might have required you to proceed to step 2 of the goodwill impairment test, please tell us in further detail why you consider 5.0X to be a "conservative" multiple. Please also confirm you will disclose additional information regarding your goodwill impairment testing in future filings as part of your discussion of Critical Accounting Estimates. These disclosures should discuss how a reasonably likely change in assumptions, including the EBITDA multiplier, would impact the results of your goodwill impairment tests.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief